UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2023

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No ☒

Earnings Release
1Q23

Coca-Cola ANDINA

Conference Call Information
Wednesday, April 26, 2023
11:00 am Chile – 11:00 am EST

Dial-IN Participants
U.S.A. 1(800) 895-3361
International (outside U.S.A.) 1(785) 424-1062
Access code: ANDINA

Webcast
https://event.choruscall.com/mediaframe/webcast.html?webcastid=LupTqt10

Replay
U.S.A. 1-800-654-1563
International (outside U.S.A.) 1-862-902-0129
Access code: 31423151
Replay available until May 11, 2023

Audio
Available at www.koandina.com
Thursday, April 27, 2023

April 25, 2023

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with a consolidated Sales Volume of 235.0 million unit cases*, an increase of 3.1% compared to the same quarter of the previous year.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 701,856 million in the quarter, increasing by 12.4% over the same quarter of the previous year.

•	Consolidated Operating Income* reached CLP 98,336 million in the quarter, representing a 3.1% increase over the same quarter of the previous year.

•	Consolidated Adjusted EBITDA* increased by 5.0% over the same quarter of the previous year, reaching CLP 127,437 million in the quarter. Adjusted EBITDA Margin reached 18.2%, a contraction of 129 basis points regarding the same quarter of the previous year.

•	Net Income attributable to the owners of the controller for the quarter was CLP 43,339 million, representing a 31.3% increase regarding the same quarter of the previous year.

SUMMARY OF RESULTS - FIRST QUARTER 2023

(Figures in million CLP)	1Q22	1Q23	Var %
Sales Volume (Million Unit Cases)	227.9	235.0	3.1%
Net Sales	624,228	701,856	12.4%
Operating Income*	95,418	98,336	3.1%
Adjusted EBITDA*	121,377	127,437	5.0%
Net income attributable to the owners of the controller	32,998	43,339	31.3%

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

"In the first quarter of 2023, we once again saw positive results. At the consolidated level, the Company's Adjusted EBITDA reached CLP 127,437 million, a 5.0% increase over the same period last year, while Income Attributable to the Owners of the Controller totaled CLP 43,339 million, a 31.3% increase over the same period last year. The performance of our Brazilian operation, leveraged by volume growth, is noteworthy. Our operation in Argentina also presented a positive result considering the economic context that the country is going through. On the other hand, the results of our Chilean operation were affected by a high comparison base, as well as by an increase in costs in excess of our price increases. We anticipate that this trend will reverse in the coming months as lower resin costs and the lower exchange rate will have a positive impact on the costs of this operation. In Paraguay, despite the decline in volumes, which is primarily explained by the impact of the dengue and chikungunya epidemic on consumption, we were able to close the period with an increase in local currency Adjusted EBITDA.

In Chile, we were one of ten companies recognized in the Inclusive Companies Network's measurement of labor inclusion. This award reaffirms our belief that diverse teams contribute to the sustainable development of the business, and reaffirms our commitment to inclusion and diversity, for which we will continue our efforts to provide safe and accessible spaces for all Coca-Cola Andina team members. In Paraguay we were recognized as an Eco Responsible Company for developing, together with our partner Soluciones Ecológicas, the EcoGestor software, which aims to strengthen the administrative capacity and efficient management of Pet Collection Centers in that country. This initiative includes an incentive program for Base Recyclers that awards various prizes to those who utilize the platform and deliver the greatest quantity of Pet to the participating Collection Centers.

In Argentina, we are working to reopen our Mendoza plant, which was closed in 2002, to install a new line for returnables. The project, which has a total cost of approximately US$30 million, will be operational by early 2024, and the majority of workers involved in the construction and the operation of the line, will be local. This production line will have state-of-the-art equipment, making it the Company's most technologically advanced production line. This reaffirms our commitment to returnable packaging, which is our most sustainable packaging, as well as to the development of the region. On the other hand, our plant in Córdoba will produce AdeS. The adaptability of our plant’s production lines will allow us to meet the Coca-Cola system’s demand for these products in Argentina."

*Definitions used are contained in the Glossary on page 13 of this document.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

BASIS OF PRESENTATION

Figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2022 are nominal.

Since Argentina has been classified as a Hyperinflationary economy, pursuant to IAS 29, translation of figures from local to reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2023 and 2022 referred to in the Argentina sections are expressed in March 2023 currency.

Finally, a devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies regarding the Chilean peso has a negative impact upon consolidating figures.

When we refer to "Argentina", we mean our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", we mean our subsidiaries Embotelladora Andina S.A., VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: 1st Quarter 2023 vs. 1st Quarter 2022

(Figures in million CLP)	1Q22	1Q23	Var %
Net Sales	624,228	701,856	12.4%
Operating Income	95,418	98,336	3.1%
Adjusted EBITDA	121,377	127,437	5.0%
Net income attributable to the owners of the controller	32,998	43,339	31.3%

During the quarter, consolidated Sales Volume was 235.0 million unit cases, which represented an increase of 3.1% compared to the same period of 2022, explained by the volume increase in the Argentine and Brazilian operations, partially offset by the volume decrease in the Paraguayan operation. The Non-Alcoholic Beverages Segment represented 95.2% of consolidated Sales Volume and grew 3.8%, explained by the growth of the Segment in Brazil, Argentina and Chile, partially offset by the decrease in Paraguay. The Alcoholic Beverages Segment represented 4.8% of total volume and decreased 8.1%, which was explained by the reduction of the Segment's volume in the Chilean operation, partially offset by the increase in the Brazilian operation. Transactions reached 1,283.5 million in the quarter, an increase of 3.3% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 701,856 million, an increase of 12.4%, explained by revenue growth in the four countries in which we operate.

Consolidated Cost of Sales increased 12.5%, which is mainly explained by (i) higher sales volumes in Argentina and Brazil, (ii) a higher cost of Pet resin in Brazil and Chile, (iii) a higher cost of concentrate due to price increases, mainly in Brazil and Chile, and (iv) the effect of the shift in the mix towards higher unit cost products in Brazil, Chile and Paraguay. This was partially offset by a lower cost of sugar and Pet in Argentina.

Consolidated Distribution and Administrative Expenses increased 18.2%, which is mainly explained by (i) higher distribution expenses due to higher tariffs, (ii) higher labor expenses, and (iii) higher marketing expenses in Chile and Paraguay. This was partially offset by lower marketing expenses in Argentina.

The aforementioned effects led to a consolidated Operating Income of CLP 98,336 million, an increase of 3.1%. Operating Margin was 14.0%.

Consolidated Adjusted EBITDA reached CLP 127,437 million, an increase of 5.0%. Adjusted EBITDA margin was 18.2%, a contraction of 129 basis points.

Net income attributable to the owners of the controller for the quarter was CLP 43,339 million, an increase of 31.3%, and Net Margin reached 6.2%, an expansion of 89 basis points.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

ARGENTINA: 1st Quarter 2023 vs. 1st Quarter 2022

	1Q22	1Q23	Var %	1Q22	1Q23	Var %
	(Figures in million CLP)			(Figures in million ARS of March 2023)
Net Sales	152,351	174,874	14.8%	44,835	46,242	3.1%
Operating Income	28,551	32,574	14.1%	8,402	8,614	2.5%
Adjusted EBITDA	35,532	40,280	13.4%	10,456	10,651	1.9%

Sales volume in the quarter increased 2.8%, reaching 54.4 million unit cases, explained by an increase in volume in all categories. Transactions reached 261.1 million, an increase of 6.6%, due to the recovery of immediate consumption packaging.

Net Sales amounted to CLP 174,874 million, an increase of 14.8%. In local currency, they increased by 3.1%, which was mainly explained by the aforementioned increase in volume and, to a lesser extent, by the increase in the average revenue per unit case sold, as a result of price increases, and by the recovery of sales of immediate consumption packaging.

Cost of Sales increased 10.9%, while in local currency it decreased 0.3%, which is mainly explained by (i) the lower cost of Pet resin, and (ii) the lower cost of sugar. This was offset by (i) the higher volume sold, and (ii) higher labor costs.

Distribution Costs and Administrative Expenses increased 21.8% in the reporting currency, while in local currency they increased 9.5%, which is mainly explained by (i) higher hauling freight costs due to higher tariffs and (ii) higher labor expenses. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 32,574 million, an increase of 14.1% compared to the same period of the previous year. Operating Margin was 18.6%. In local currency, Operating Income increased 2.5%.

Adjusted EBITDA amounted to CLP 40,280 million, an increase of 13.4%. Adjusted EBITDA margin was 23.0%, a contraction of 29 basis points. Adjusted EBITDA in local currency increased 1.9%.

BRAZIL: 1st Quarter 2023 vs. 1st Quarter 2022

	1Q22	1Q23	Var %	1Q22	1Q23	Var %

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	128,510	161,325	25.5%	828	1,035	25.0%
Operating Income	15,796	19,771	25.2%	101	127	25.7%
Adjusted EBITDA	22,102	27,238	23.2%	142	175	23.3%

Sales volume for the quarter reached 73.4 million unit cases, an increase of 10.1%, explained by the increase in all categories. The Non-Alcoholic Beverages Segment represented 98.2% of total sales volume, and grew 10.1%, which was explained by the growth of all categories of the Segment. The Alcoholic Beverages Segment represented 1.8% of total volume and grew 12.5%. Transactions amounted to 404.3 million, an increase of 10.9%.

Net Sales amounted to CLP 161,325 million, an increase of 25.5%. In local currency, Net Sales increased 25.0%, which was mainly explained by the increase in the average revenue per unit case sold and the aforementioned volume increase. Net Sales of the Non-Alcoholic Beverages segment increased 25.2% in local currency, representing 94.3% of total sales. Net Sales of the Alcoholic Beverages segment increased 21.7% in local currency, representing 5.7% of total sales.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

Cost of sales increased 24.5%, while in local currency it increased 24.0%, which is mainly explained by (i) the higher sales volume, (ii) a higher cost of raw materials, such as resin and aluminum, (iii) a higher cost of concentrate due to price increases, and (iv) a shift in the mix towards higher unit cost products.

Distribution Costs and Administrative Expenses increased 28.6% in the reporting currency. In local currency, they increased 27.3%, which is mainly explained by (i) higher labor expenses, (ii) higher depreciation, (iii) higher marketing expenses, and (iv) higher distribution expenses, due to both higher volumes and higher tariffs.

The aforementioned effects led to an Operating Income of CLP 19,771 million, an increase of 25.2%. Operating Margin was 12.3%. In local currency, Operating Income increased 25.7%.

Adjusted EBITDA reached CLP 27,238 million, an increase of 23.2% over the previous year. Adjusted EBITDA margin was 16.9%, a contraction of 31 basis points. In local currency Adjusted EBITDA increased 23.3%.

CHILE: 1st Quarter 2023 vs. 1st Quarter 2022

	1Q22	1Q23	Var %

	(Figures in million CLP)
Net Sales	290,997	312,533	7.4%
Operating Income	37,993	34,053	-10.4%
Adjusted EBITDA	47,757	44,738	-6.3%

In the quarter, Sales Volume reached 87.4 million unit cases, with no variation compared to the same quarter of the previous year. Transactions reached 499.4 million, which represents a 2.8% decrease, explained by an increase in the beverage mix in the multi-serve returnable format. The volume of the Non-Alcoholic Beverages Segment represented 88.6% of total Sales Volume, and grew 1.3%, which was explained by the growth of the Soft Drinks and Waters categories, partially offset by the decrease in the Juices and other non-alcoholic beverages categories. The volume of the Alcoholic Beverages Segment represented 11.4% of total Sales Volume, and decreased 10.7%, explained by the beer and other alcoholic beverages categories.

Net Sales reached CLP 312,533 million, an increase of 7.4%, which is mainly explained by the increase in the average revenue per unit case sold, as a result of price increases. Net Sales of the Non-Alcoholic Beverages segment increased 10.6%, representing 78.2% of total sales. Net Sales of the Alcoholic Beverages segment decreased 2.8%, representing 21.8% of total sales.

Cost of sales increased 9.1%, which is mainly explained by (i) a higher cost of concentrate due to price increases, (ii) the increase in the cost of certain raw materials, especially resin, and (iii) a shift in the mix towards higher unit cost products.

Distribution Costs and Administrative Expenses increased 13.0%, which is mainly explained by (i) higher distribution and hauling expenses due to higher tariffs, (ii) higher labor costs and services provided by third parties, and (iii) higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 34,053 million, 10.4% lower when compared to the previous year. Operating Margin was 10.9%.

Adjusted EBITDA reached CLP 44,738 million, a decrease of 6.3%. Adjusted EBITDA margin was 14.3%, a contraction of 210 basis points.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

PARAGUAY: 1st Quarter 2023 vs. 1st Quarter 2022

	1Q22	1Q23	Var %	1Q22	1Q23	Var %

	(Figures in million CLP)			(Figures in million PGY)
Net Sales	53,127	53,842	1.3%	458,523	483,986	5.6%
Operating Income	14,618	13,616	-6.9%	126,206	122,329	-3.1%
Adjusted EBITDA	17,526	16,858	-3.8%	151,296	151,481	0.1%

Sales Volume in the quarter reached 19.8 million unit cases, a decrease of 4.4%, explained by the decrease in the volume of the Soft Drinks and Waters categories, partially offset by the increase in the Juices and other non-alcoholic beverages category. Transactions totaled 118.7 million, with no variation compared to the same quarter of the previous year.

Net Sales amounted to CLP 53,842 million, an increase of 1.3%. In local currency, Net Sales increased 5.6%, which was mainly explained by a higher average revenue per unit case sold, partially offset by the aforementioned volume decrease.

Cost of sales in the reporting currency increased 4.6%. In local currency, it increased 8.9%, which is mainly explained by (i) a shift in the mix towards higher unit cost products, (ii) a higher cost of sugar, and (iii) the devaluation of the guarani over our dollarized costs. This was partially offset by lower sales volume.

Distribution Costs and Administrative Expenses increased 4.2%, and in local currency they increased 8.6%. This is mainly explained by (i) higher distribution expenses, due to higher tariffs, (ii) higher labor costs and services provided by third parties, and (iii) higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 13,616 million, 6.9% lower when compared to the previous year. Operating Margin reached 25.3%. In local currency, Operating Income decreased 3.1%.

Adjusted EBITDA reached CLP 16,858 million, a decrease of 3.8%, and Adjusted EBITDA Margin was 31.3%, a contraction of 168 basis points. In local currency Adjusted EBITDA increased 0.1%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account recorded an expense of CLP 2,288 million, in line with the expense of CLP 2,309 million in the same quarter of the previous year.

Share of Profit or Loss from Investments Accounted for by the Equity Method went from a loss of CLP 513 million to a profit of CLP 1,070 million, which is mainly explained by higher results of subsidiaries in Brazil.

Other Income and Expenses account recorded a loss of CLP 4,381 million, compared to a loss of CLP 3,828 million in the same quarter of the previous year, which is mainly explained by higher tax expenses on bank debits in Argentina.

Results by Adjustment Units and Exchange Rate Differences account went from a loss of CLP 14,128 million to a loss of CLP 11,635 million. This lower loss is mainly explained by the effect of lower inflation in Chile (1.32% in 1Q23 and 2.37% in 1Q22), which had a lower impact than in the previous year on the Company's debt in UF. This effect was partially offset by losses in Argentina due to net liabilities in U.S. dollars.

Income Tax went from -CLP 40,426 million to -CLP 36,006 million, a variation that is mainly explained by the positive tax effect of the exchange rate difference, compared to the previous year. This was partially offset by a higher Operating Income.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
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CONSOLIDATED BALANCE

The following are the balances of Assets and Liabilities as of the closing date of these financial statements:

	12.31.2022	03.31.2023	Variation
Assets	million CLP	million CLP	million CLP
Current assets	1,161,729	1,027,277	-134,452
Non-current assets	1,848,971	1,807,632	-41,339
Total Assets	3,010,701	2,834,909	-175,792

	12.31.2022	03.31.2023	Variation
Liabilities	million CLP	million CLP	million CLP
Current liabilities	949,245	796,232	-153,013
Non-current liabilities	1,178,053	1,104,509	-73,544
Total Liabilities	2,127,298	1,900,741	-226,557

	12.31.2022	03.31.2023	Variation
Equity	million CLP	million CLP	million CLP
Non-controlling interests	28,143	29,611	1,469
Equity attributable to the owners of the controller	855,260	904,557	49,297
Total Equity	883,403	934,168	50,766

At the closing of March 2023, with respect to the closing of 2022, the Argentine peso, the Brazilian real and the Paraguayan guarani depreciated with respect to the Chilean peso by 27.7%, 5.4% and 6.1%, respectively, which generated a decrease in the assets, liabilities and equity accounts, due to the effect of translation of figures to the reporting currency. Additionally, the figures for Argentina, in accordance with IAS 29, prior to the translation of figures, are adjusted for accumulated inflation as of the end of 2022, until the closing currency of this report (March 2023), increasing the figures in local currency by 21.7%.

Assets

Total assets decreased by CLP 175,792 million, 5.8% compared to December 2022.

Current assets decreased by CLP 134,452 million, 11.6% compared to December 2022, which is mainly explained by the decrease in Trade and other current accounts receivable (-CLP 56,294 million), due to seasonal factors, since we compare it to December, the month of highest sales of the year and therefore, of high accounts receivable with respect to an average month. In addition to the above decrease, there was a decrease in Cash and cash equivalents (-CLP 32,414 million) and in Current tax assets (-CLP 23,299 million), mainly due to a positive tax result in the Chilean operation.

Non-current assets decreased by CLP 41,339 million, 2.2% compared to December 2022, mainly due to the decrease in Intangible assets other than goodwill (-CLP 19,582 million) mainly due to amortization (software) and translation differences in operations. In addition to the above decrease, there was a decrease in Property, plant and equipment (-CLP 17,601 million) as the investments made (CLP 40,682 million) were more than offset by the effect of translation of figures and IAS 29 adjustments, and by the Depreciation account.

Liabilities and Equity

Total liabilities decreased by CLP 226,557 million, 10.7% compared to December 2022.

Current liabilities decreased by CLP 153,013 million, 16.1% compared to December 2022, mainly due to the decrease in Trade and other current accounts payable (-CLP 76,489 million), due to seasonal factors considering that December is the month with the highest sales of the year, and therefore, a month with high accounts payable to suppliers. In addition to the above decrease, there was a decrease in Other current financial liabilities (-CLP 35,418 million) due to the valuation of the bond issued in 2013 in the US market and the payment of interest on bonds, and in Other current non-financial liabilities (-CLP 28,855 million).

On the other hand, non-current liabilities decreased by CLP 73,544 million, 6.2% compared to December 2022, mainly due to the decrease in Other non-current financial liabilities (-CLP 67,544 million), which is mainly explained by the valuation of the mark-to-market liabilities of the cross currency swaps of the bond placed in the US market in 2020 and by the decrease in bond debt due to the variation of the US dollar.

Equity increased by CLP 50,766 million, 5.7% compared to December 2022, explained by the increase in Accumulated earnings from profits obtained in the period (CLP 43,339 million) and by the restatement of equity balances in our subsidiary in Argentina, in accordance with IAS 29 (CLP 36,252 million). The increase in Accumulated Earnings was partially offset by the decrease in Other reserves (-CLP 30,294 million), as a result of the negative effect of translation of figures of our foreign subsidiaries.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(million USD)
Total Financial Assets	665
Cash and Cash Equivalent (1)	328
Other current financial assets (1)	121
Net valuation of Hedge Derivatives (2)	216

Financial Debt	1,378
Bonds on the international market	664
Bonds on the local market (Chile)	671
Bank Debt and Others	43

Net Financial Debt	714

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

(2) Considers the net effect of valuations in favor of and against hedge derivatives.

CURRENCY EXPOSURE (%)
	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	32%	28%
Unidad de Fomento (CLP indexed to inflation)	20%	56%
BRL (Brazil)	20%	16%
PGY (Paraguay)	14%	0%
ARS (Argentina)	10%	0%
USD (United States)	4%	1%
Total	100%	100%

(3) Includes valuation of hedge derivatives.

RISK RATING
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Standard & Poors	BBB
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

CASH FLOW

	03.31.2022	03.31.2023	Variation
Cash flow	million CLP	million CLP	million CLP	%
Operating	91,516	69,622	-21,894	-23.9%
Investment	31,278	-51,532	-82,810	-264.8%
Financing	-34,805	-33,508	1,297	-3.7%
Net Cash Flow for the period	87,990	-15,418	-103,408	-117.5%

Cash flow variations are explained as follows:

Operating activities generated a positive net cash flow of CLP 69,622 million, lower than the CLP 91,516 million recorded in the same period of 2022, mainly due to higher payments to suppliers and employees, and tax payments, partially offset by higher collections from customers.

Investing activities generated a negative cash flow of CLP 51,532 million, with a negative Variation of CLP 82,810 million over the previous year, which is mainly explained by redemptions of financial instruments for CLP 68,500 million in 2022 and which is not present in 2023, increasing cash and cash equivalents. This is partially offset by a lower investment in Capex of CLP 15,074 million.

Financing activities generated a negative cash flow of CLP 33,508 million, with a positive variation of CLP 1,297 million over the previous year, which is mainly explained by lower payments for derivative instruments.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
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MAIN INDICATORS

INDICATOR	Definition	Unit	Mar 23	Dec 22	Mar 22	Mar 23 vs Dec 22	Mar 23 vs Mar 22
LIQUIDITY
Current liquidity	Current Asset	Times	1.3	1.2	2.0	5.4%	-35.4%
	Current Liability
Acid ratio	Current Asset – Inventory	Times	1.0	1.0	1.6	2.0%	-38.5%
	Current Liability
ACTIVITY
Investment		Million CLP	40,682	173,675	24,291	-76.6%	67.5%

Inventory turnover	Cost of Sales	Times	1.7	7.4	1.9	-76.7%	-8.9%
	Average Inventory
INDEBTEDNESS
Indebtedness ratio	Net Financial Debt*	Times	0.6	0.7	0.3	-14.7%	103.3%
	Total Equity*
Financial exp. coverage	Adjusted EBITDA (12M)	Times	20.0	19.9	9.8	0.7%	104.0%
	Financial Expenses* (12M) – Financial Income* (12M)
Net financial debt /	Net Financial Debt	Times	1.2	1.3	0.8	-11.0%	51.7%
Adjusted EBITDA	Adjusted EBITDA (12M)
PROFITABILITY
On Equity	Net Income Fiscal Year (12M)%		15.4%	13.0%	13.5%	2.4 pp	2.0 pp
	Average Equity
On Total Assets	Net Income Fiscal Year (12M)%		4.6%	4.2%	5.0%	0.4 pp	(0.3 pp)
	Average Equity

Liquidity

Current Liquidity showed a positive variation of 5.4% compared to December 2022, explained by the 16.1% decrease in current liabilities, which was greater than the decrease in current assets (11.6%).

The Acid Ratio showed an increase of 2.0% compared to December 2022, for the reasons explained above, in addition to the decrease in inventories (-0.8%) in the period. Current assets excluding inventories showed a decrease of 14.5% compared to December 2022.

Activity

At the closing of March 2023, investments reached CLP 40,682 million, which corresponds to an increase of 67.5% compared to the same period of 2022, mainly explained by higher investments in cold equipment and containers.

Inventory turnover reached 1.7 times, showing a decrease of 8.9% compared to the same period of 2022, mainly explained by the increase in average inventory of 23.5% compared to the same period of 2022, which was higher than the increase in cost of sales (12.5%).

Indebtedness

Indebtedness ratio reached 0.6 times at the closing of March 2023, which corresponds to a decrease of 14.7% compared to the closing of December 2022. This is mainly due to the 9.8% decrease in net debt, together with a 5.7% increase in equity.

The Financial Expense Coverage indicator shows an increase of 0.7% when compared to December 2022, reaching 20.0 times. This is because the increase in Adjusted EBITDA for the 12 rolling months (1.3%) was higher than the increase in net financial expenses for the 12 rolling months (0.6%).

Net financial debt/Adjusted EBITDA reached 1.2 times, which represents a decrease of 11.0% compared to December 2022. This is due to the 9.8% decrease in Net Financial Debt, together with a 1.3% increase in Adjusted EBITDA for the period.

*Definitions used are contained in the Glossary on page 13 of this document.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
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Profitability

Return on Equity reached 15.4%, 2.4 percentage points higher than the indicator measured in December 2022. This result is due to the increase in Net Income for the 12-month rolling period (8.2%), together with the decrease in Average Equity (8.9%).

Return on Total Assets was 4.6%, 0.4 percentage points higher than the indicator measured in December 2022, explained both by the 8.2% increase in Net Income for the 12 rolling months and the decrease in Average Assets (1.9%).

MACROECONOMIC INFORMATION

INFLATION
	Accumulated 3M23	LTM
Argentina*	21.70%	104.19%
Brazil	2.09%	4.65%
Chile	1.81%	11.10%
Paraguay	2.08%	6.41%

*Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to express Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

	Local currency/USD		CLP/local currency
EXCHANGE	(Average exchange rate*)		(Average exchange rate*)
RATES USED	1Q22	1Q23	1Q22	1Q23
Argentina	111.0	209.0	7.1	3.8
Brazil	5.23	5.19	154.51	156.01
Chile	809	810	N.A	N.A
Paraguay	6,977	7,289	0.12	0.11

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our collaborators, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affects our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

RECENT EVENTS

Resolutions of the General Shareholders’ Meeting

The following resolutions were adopted at the General Shareholders’ Meeting of Embotelladora Andina S.A. held on April 20, 2023, among others:

1.	Approve the Annual Report, the Statement of Financial Position and the Financial Statements for the fiscal year 2022; as well as the Report of the Independent Auditing Firm with respect to the mentioned Financial Statements;

2.	Approve earnings distribution and dividend payments;

3.	Approve the statement regarding the Company's dividend policy and information on the procedures used in the distribution and payment of dividends;

4.	Approve the compensation of the directors, of the members of the Directors' Committee established by Article 50 bis of Law No. 18,046, and of the members of the Audit Committee required by the Sarbanes & Oxley Act of the United States; as well as their annual management report, and the expenses incurred by both Committees;

5.	Appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s Independent Auditing Firm for the year 2023;

6.	Appoint the following companies as Rating Agencies for the year 2023: Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada as local rating agencies; and Fitch Ratings, Inc. and S&P Global Ratings as international rating agencies;

7.	Approve the report on Board resolutions regarding transactions referred to in Articles 146 and forward of Chilean Law No. 18,046 (corporate law), that took place after the last General Shareholders’ Meeting; and,

8.	Appoint Diario Financiero as the newspaper where notices and announcements of general and special shareholders' meetings should be published.

Regarding number 2 above, the Meeting agreed to ratify the interim dividends paid out of 2022 fiscal year earnings, and to approve the distribution of earnings and the distribution of new dividends as described below:

1.	A first, final, additional dividend, paid out of 2022 fiscal year earnings for the following amounts:

a)	CLP 29 (twenty-nine Chilean pesos) per each Series A Share; and

b)	CLP 31.9 (thirty-one point nine Chilean pesos) per each Series B Share.

The new dividends indicated above will be paid beginning May 9, 2023.

2.	A second final, eventual dividend paid out of Accumulated Earnings, for the following amounts:

a)	CLP 50 (fifty Chilean pesos) per each Series A Share; and

b)	CLP 55 (fifty-five Chilean pesos) per each Series B share.

The new dividends indicated above will be paid beginning May 26, 2023.

The Shareholders Registry will close for the payment of the aforementioned dividends on the fifth business day prior to the respective payment start date.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 55.7 million people, delivering 873.6 million unit cases or 4,960 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2022. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control, and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

COCA-COLA ANDINA
1Q23 EARNINGS RELEASE
www.koandina.com

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2023. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-March 2023					January-March 2022
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	87.4	73.4	54.4	19.8	235.0	87.6	66.7	52.9	20.7	227.9	3.1%
Transactions (Million)	499.4	404.3	261.1	118.7	1,283.5	513.9	364.7	244.9	119.0	1,242.4	3.3%

Net sales	312,533	161,325	174,874	53,842	701,856	290,997	128,510	152,351	53,127	624,228	12.4%
Cost of sales	(207,685)	(101,874)	(86,876)	(29,546)	(425,264)	(190,352)	(81,851)	(78,314)	(28,259)	(378,019)	12.5%
Gross profit	104,848	59,451	87,997	24,296	276,592	100,645	46,660	74,036	24,868	246,208	12.3%
Gross margin	33.5%	36.9%	50.3%	45.1%	39.4%	34.6%	36.3%	48.6%	46.8%	39.4%
Distribution and administrative expenses	(70,794)	(39,680)	(55,424)	(10,680)	(176,578)	(62,652)	(30,864)	(45,485)	(10,250)	(149,251)	18.3%

Corporate expenses (2)					(1,677)					(1,539)	9.0%
Operating income (3)	34,053	19,771	32,574	13,616	98,336	37,993	15,796	28,551	14,618	95,418	3.1%
Operating margin	10.9%	12.3%	18.6%	25.3%	14.0%	13.1%	12.3%	18.7%	27.5%	15.3%
Adjusted EBITDA (4)	44,738	27,238	40,280	16,858	127,437	47,757	22,102	35,532	17,526	121,377	5.0%
Adjusted EBITDA margin	14.3%	16.9%	23.0%	31.3%	18.2%	16.4%	17.2%	23.3%	33.0%	19.4%

Financial (expenses) income (net)					(2,288)					(2,309)	-0.9%
Share of (loss) profit of investments accounted for using the equity method					1,070					(513)	-308.6%
Other income (expenses) (5)					(4,381)					(3,828)	14.4%
Results by readjustement unit and exchange rate difference					(11,635)					(14,128)	-17.6%

Net income before income taxes					81,103					74,640	8.7%

Income tax expense					(36,006)					(40,426)	-10.9%

Net income					45,097					34,213	31.8%

Net income attributable to non-controlling interests					(1,759)					(1,216)	44.7%
Net income attributable to equity holders of the parent					43,339					32,998	31.3%
Net margin					6.2%					5.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					45.8					34.9
EARNINGS PER ADS					274.7					209.2	31.3%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2023.

(In local nominal currency of each period, except Argentina (3))

	January-March 2023				January-March 2022
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	87.4	73.4	54.4	19.8	87.6	66.7	52.9	20.7
Transactions (Million)	499.4	404.3	261.1	118.7	513.9	364.7	244.9	119.0

Net sales	312,533	1,034.8	46,242.2	483,986	290,997	827.7	44,834.5	458,523
Cost of sales	(207,685)	(653.6)	(22,972.9)	(265,586)	(190,352)	(526.9)	(23,046.7)	(243,886)
Gross profit	104,848	381.2	23,269.3	218,400	100,645	300.8	21,787.8	214,637
Gross margin	33.5%	36.8%	50.3%	45.1%	34.6%	36.3%	48.6%	46.8%
Distribution and administrative expenses	(70,794)	(254.2)	(14,655.8)	(96,070)	(62,652)	(199.8)	(13,385.7)	(88,431)

Operating income (1)	34,053	127.0	8,613.5	122,329	37,993	101.0	8,402.2	126,206
Operating margin	10.9%	12.3%	18.6%	25.3%	13.1%	12.2%	18.7%	27.5%
Adjusted EBITDA (2)	44,738	174.9	10,651.4	151,481	47,757	141.8	10,456.5	151,296
Adjusted EBITDA margin	14.3%	16.9%	23.0%	31.3%	16.4%	17.1%	23.3%	33.0%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2023 figures are presented in accordance to IAS 29, in March 2023 currency. 2022 figures are also presented in accordance to IAS 29, in March 2023 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	03-31-2023	12-31-2022	03-31-2022	12-31-2022	03-31-2022
Cash + Time deposits + market. Securit.	506,747	554,727	515,271	-8.6%	-1.7%
Account receivables (net)	236,189	294,832	274,784	-19.9%	-14.0%
Inventories	243,868	245,887	205,063	-0.8%	18.9%
Other current assets	40,473	66,283	38,168	-38.9%	6.0%
Total Current Assets	1,027,277	1,161,729	1,033,287	-11.6%	-0.6%

Property, plant and equipment	1,851,677	1,888,340	1,715,303	-1.9%	8.0%
Depreciation	(1,071,057)	(1,090,118)	(988,469)	-1.7%	8.4%
Total Property, Plant, and Equipment	780,620	798,221	726,834	-2.2%	7.4%

Investment in related companies	91,688	92,345	94,894	-0.7%	-3.4%
Goodwill	122,443	129,024	122,589	-5.1%	-0.1%
Other long term assets	812,881	829,381	956,663	-2.0%	-15.0%
Total Other Assets	1,027,012	1,050,750	1,174,145	-2.3%	-12.5%

TOTAL ASSETS	2,834,909	3,010,701	2,934,266	-5.8%	-3.4%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	03-31-2023	12-31-2022	03-31-2022	12-31-2022	03-31-2022
Short term bank liabilities	717	689	8	4.0%	9113.8%
Current portion of bonds payable	307,086	340,768	16,046	-9.9%	1813.8%
Other financial liabilities	24,082	25,845	25,995	-6.8%	-7.4%
Trade accounts payable and notes payable	394,812	475,050	379,110	-16.9%	4.1%
Other liabilities	69,536	106,893	96,158	-34.9%	-27.7%
Total Current Liabilities	796,232	949,245	517,316	-16.1%	53.9%

Long term bank liabilities	13,242	13,366	4,000	-0.9%	231.0%
Bonds payable	748,652	763,368	992,687	-1.9%	-24.6%
Other financial liabilities	75,364	128,068	26,373	-41.2%	185.8%
Other long term liabilities	267,251	273,251	285,170	-2.2%	-6.3%
Total Long Term Liabilities	1,104,509	1,178,053	1,308,229	-6.2%	-15.6%

Minority interest	29,611	28,143	26,021	5.2%	13.8%

Stockholders' Equity	904,557	855,260	1,082,700	5.8%	-16.5%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,834,909	3,010,701	2,934,266	-5.8%	-3.4%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	03-31-2023	12-31-2022	03-31-2022
Chile	23,459	70,395	7,952
Brazil	5,722	44,611	9,729
Argentina	9,174	37,757	4,604
Paraguay	2,327	20,912	2,006
Total	40,682	173,675	24,291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, April 25, 2023